

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 15, 2015

Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, CA 92037

> **Re: Reven Housing REIT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed August 27, 2015**
> **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Condensed Consolidated Financial Statements (unaudited)

Condensed Consolidated Balance Sheets, page F-29

1. We note your deferred stock issuance costs decreased from December 31, 2014 to June 30, 2015, during this same period you have not completed any stock offerings. Please tell us the nature of this decrease. Within your response, please reference the authoritative accounting literature management relied upon.

<u>Houston 100 Portfolio</u>

<u>Statements of Revenues Over Certain Operating Expenses, page F-69</u>

2. It appears that the amount of Property operating and maintenance expenses for the year ended December 31, 2014 has been revised. Please tell us how you determined it was not necessary to mark this information as restated and include the disclosures required by paragraph 7 of ASC 250-10-50. Additionally, please tell us how your auditors determined it was not necessary to revise the date of their audit report and not necessary to refer to the information as restated within their audit report.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim at 202-551-7262 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP